FOR MUNDER SMALL CAP GROWTH FUND

Considerations of the Board in Approving the Investment
Advisory Agreement (the "Agreement")

The Board approved the Investment Advisory Agreement on behalf of Munder Small Cap Growth Fund (the "Agreement") at a meeting, which was called for that purpose, on February 18, 2015.

In considering whether to approve the Agreement, the Board requested, and the Adviser provided,information that the Board believed to be reasonably necessary to reach its conclusions. The Board, including the Independent Trustees, evaluated this information along with its extensiveexperience with the Adviser and was advised by legal counsel to the Funds and by independent legal counsel to the Independent Trustees. The Board reviewed numerous factors with respect to the Fund. The Board recognized that management was proposing to add the Fund as an investment portfolio of the Trust and that it had not yet commenced operations and thus had no performance record or historical expenses. In considering whether the compensation to be paid to the Adviser was fair and reasonable, the Board also evaluated, among other things, the following factors:
  The requirements of the Fund for the services to be provided by the Adviser;
  The nature, quality and extent of the services provided to other Funds and expected to be provided to the Fund;
  The proposed fee to be paid for the services and whether the fee arrangements provided for economies of scale that would benefit Fund shareholders as the Fund grew;
  Fees paid by other clients of the Adviser for similar services and the differences in the services provided to the other clients;
  The estimated total expenses of the Fund, taking into consideration any anticipated distribution or shareholder servicing fees;
  The Adviser's commitments to operating the Fund at competitive expense levels;
  The profitability of the Adviser (as reflected by comparing fees earned against an estimate of the Adviser's costs) with respect to the Adviser's relationship with the Fund;
  Research and other service benefits received by the Adviser obtained through payment of client commissions for securities transactions;
  Other benefits received by the Adviser, including revenues to be paid to affiliates of the Adviser by the Fund for custodian and administration services;
  The capabilities and financial condition of the Adviser; Current economic and industry trends; and Historical relationship between the Trust and the Adviser.

The Board reviewed the Fund's proposed gross management fee, comprised of the advisory fee plus the administrative fee paid to the Adviser, in the context of the Adviser's expected profitability of the Fund. In addition, the Board compared the Fund's expected expense ratio, taking into consideration any proposed distribution or shareholder servicing fees, and management fee with comparable mutual funds in a peer group compiled by the Adviser. The Board reviewed the factors and methodology used by the Adviser in the selection of the Fund's peer group in accordance with a process designed by an independent third party consultant hired by the Board. The Trustees also noted that no breakpoints in the advisory fee schedule for the Fund evidencing the Adviser's willingness to share in its economies of scale were being proposed.

The Board reviewed various other specific factors with respect to the Fund. In their \deliberations, the Trustees did not rank the importance of any particular information or factor considered and each Trustee attributed different weights to various factors.

Approval of the Agreement on Behalf of the Fund

Based on its review of the information requested and provided, and following extended discussions, the Board determined that the Agreement, on behalf of the Fund, was consistent with the best interests of the Fund and its future shareholders, and the Board unanimously approved the Agreement, on behalf of the Fund, for an initial two year period on the basis of the foregoing review and discussions and the following considerations, among others:
  The fairness and reasonableness of the investment advisory fee to be paid to the Adviser under the Agreement in light of the investment advisory services to be provided, the costs of these services, the expected profitability of the Adviser's relationship with the Fund and the comparability of the fee to be paid to the fees paid by other investment companies;
  The nature, quality and extent of the investment advisory services to be provided by the Adviser which, over the years, have resulted in other funds of the Trust achieving their stated investment objective;
  The Adviser's entrepreneurial commitment to the management of the Fund and its inclusion in a broad-based family of funds, which could entail a substantial commitment of the Adviser's resources to the successful operation of the funds of the Trust;
  The Adviser's representations regarding its staffing and capabilities to manage the Fund, including the retention of personnel with relevant portfolio management experience;
  The Adviser's efforts to enhance investment results by, among other things, developing quality portfolio management teams, committing substantial resources, and implementing a risk management program aimed at measuring, managing and monitoring portfolio risk, and to reduce expenses across the complex;
and
  The overall high quality of the personnel, operations, financial condition, investment management capabilities, methodologies and performance of the Adviser.